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                                  EXHIBIT 12.1

                              METRIS COMPANIES INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
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
                                             Six Months Ended June 30,                    Year Ended December 31,
                                             -------------------------    ------------------------------------------------------
                                                 1999          1998         1998        1997        1996       1995       1994
                                               --------       -------     --------     -------     -------     ------     ------
Earnings before income taxes: (1)               $83,155       $38,413      $93,248     $61,883     $32,546     $7,449     $3,503


Fixed Charges: (1)
     Interest on indebtedness, and
       amortization of debt expense              19,436        12,831       30,513      11,951       4,106      1,217          -
     Interest factor of rental expense            1,710           843        2,134       1,313         378         50         26
                                               --------       -------     --------     -------     -------     ------     ------
     Total fixed charges                         21,146        13,674       32,647      13,264       4,484      1,267         26

                                               --------       -------     --------     -------     -------     ------     ------
Total available earnings                       $104,301       $52,087     $125,895     $75,147     $37,030     $8,716     $3,529
                                               ========       =======     ========     =======     =======     ======     ======

Ratio of earnings to fixed charges                 4.93          3.81         3.86        5.67        8.26       6.88     134.16
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(1)  As defined in Item 503(d) of Regulation S-K.